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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.             )

Cimarex Energy Co.
(Name of Subject Company (Issuer))

Cimarex Energy Co.
(Name of Filing Person (Offeror))

Floating Rate Convertible Senior Notes due 2023
(Title of Class of Securities)

55972FAE4
(CUSIP Number of Class of Securities)

Paul Korus
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203
(303) 295-3995
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Thomas A. Richardson, Esq.
J. Gregory Holloway, Esq.
Paul G. Thompson, Esq.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, Colorado 80203
(303) 861-7000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$125,592,014	$14,782.18

(1)
Estimated solely for the purpose of determining the filing fee. Based upon the estimated maximum amount of cash that might be paid for the Floating Rate Convertible Senior Notes due 2023, calculated as the sum of (a) $125,000,000, representing 100% of the principal amount of the notes outstanding, plus (b) $592,014, representing accrued and unpaid interest on the notes through August 4, 2005, the day before the date the offer is currently anticipated to expire.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11, equals $117.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Tender Offer Statement filed on Schedule TO (this "Schedule TO") relates to a change in control offer (the "Offer") by Cimarex Energy Co., a Delaware corporation ("Cimarex"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated July 6, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(2), as they may be supplemented and amended from time to time, all of the outstanding Floating Rate Convertible Senior Notes due 2023 (the "Securities") originally issued by Magnum Hunter Resources, Inc., a Nevada corporation ("Magnum Hunter"). A Change in Control occurred on June 7, 2005 as a result of the merger of Cimarex Nevada Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Cimarex ("Merger Sub"), with and into Magnum Hunter (the "First Merger"). Another Change in Control may have occurred on June 13, 2005 as a result of a subsequent merger of Magnum Hunter with and into Cimarex (the "Second Merger," and together with the First Merger, the "Mergers"). In connection with the Mergers, Cimarex has assumed all of the obligations of Magnum Hunter with respect to the Securities.

Item 1. Summary Term Sheet.

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Name and Address. The name of the issuer is Cimarex Energy Co. Cimarex's principal executive offices are located at 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, telephone (303) 295-3995.

        (b)   Securities. This Schedule TO relates to the Offer by Cimarex to purchase for cash the $125,000,000 outstanding principal amount of its Floating Rate Convertible Notes Due 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer" and "The Offer—Certain Significant Considerations—Principal Amount of Notes Outstanding" is incorporated herein by reference.

        (c)   Trading Market and Price. The information set forth in the Offer to Purchase under the captions "The Offer—Certain Significant Considerations—Limited Trading Market" and "The Company—Market Price Information for Cimarex Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   Name, Address and Business Telephone Number of Cimarex.The name of the filing person is Cimarex Energy Co. Cimarex's principal executive offices are located at 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, telephone (303) 295-3995. Cimarex is both the filing person and the subject company.

        Name, Address and Business Telephone Number of Directors, Executive Officers and Controlling Persons. As required by General Instruction C to Schedule TO, the following persons are directors and/or executive officers and/or controlling persons of Cimarex:

Name of Executive Officer	Office
F.H. Merelli	Chairman of the Board, Chief Executive Officer and President
Thomas E. Jorden	Executive Vice President—Exploration
Joseph R. Albi	Executive Vice President—Operations
Paul Korus	Vice President, Chief Financial Officer and Treasurer
Stephen P. Bell	Senior Vice President, Business Development and Land
Richard S. Dinkins	Vice President of Human Resources
Gary R. Abbott	Vice President—Corporate Engineering
James H. Shonsey	Chief Accounting Officer and Controller
Name of Director	Principal Occupation
Jerry Box	Former Chairman of Magnum Hunter Resources, Inc.
Glenn A. Cox	Retired
Cortlandt S. Dietler	Chairman of the Board of TransMontaigne, Inc.
Hans Helmerich	President and Chief Executive Officer and Director of Helmerich & Payne
David A. Hentschel	Retired, consultant to Occidental Oil and Gas Corporation
Paul D. Holleman	Retired
L.F. Rooney, III	Chairman of the Board and Chief Executive Officer of Rooney Brothers Co. and Chairman of the Board of Manhattan Construction Company
Michael J. Sullivan	Partner of Denver law firm, Rothgerber Johnson & Lyons LLP
L. Paul Teague	Retired

        The address of each individual listed above is c/o Cimarex Energy Co., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, and each such person's business telephone number is (303) 295-3995.

Item 4. Terms of the Transaction.

        (a)(1)(i) Number and Class of Securities. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer," "The Offer—Certain Significant Considerations—Principal Amount of Notes Outstanding," "The Offer—Condition to the Offer" and "The Offer—Miscellaneous" is incorporated herein by reference.

        (a)(1)(ii) Consideration. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer" and "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (a)(1)(iii) Expiration. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer" and "The Offer—Condition to the Offer" is incorporated herein by reference.

        (a)(1)(iv) Subsequent Offering Period. Not applicable.

        (a)(1)(v) Extension. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer," "The Offer—Acceptance for Payment and Payment for Notes" and "The Offer—Condition to the Offer" is incorporated herein by reference.

        (a)(1)(vi) Withdrawal. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer," "The Offer—Withdrawal of Tenders" and "The Offer—The Depositary and the Information Agent" is incorporated herein by reference.

        (a)(1)(vii) Procedures for Tender and Withdrawal. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer," "The Offer—Acceptance for Payment and Payment for Notes," "The Offer—Procedures for Tendering Notes," "The Offer—Withdrawal of Tenders" and "The Offer—The Depositary and the Information Agent" is incorporated herein by reference.

        (a)(1)(viii) Accepting Securities for Payment. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer," "The Offer—Acceptance for Payment and Payment for Notes," "The Offer—Condition to the Offer" and "The Offer—The Depositary and the Information Agent" is incorporated herein by reference.

        (a)(1)(ix) Proration. Not applicable.

        (a)(1)(x) Differences in Rights of Security Holders. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer," "The Offer—Purpose of the Offer" and "The Offer—Certain Significant Considerations" is incorporated herein by reference.

        (a)(1)(xi) Accounting Treatment. Not applicable.

        (a)(1)(xii) Material Federal Income Tax Consequences. The information set forth in the Offer to Purchase under the caption "The Offer—Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

        (a)(2) Mergers or Similar Transactions. Not applicable.

        (b)   Purchases. None of the subject Securities are to be purchased from any officer, director or affiliate of Cimarex.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)   Agreements with Respect to the Subject Company's Securities. The Securities are governed by the Indenture, dated as of December 17, 2003, among Magnum Hunter, the Subsidiary Guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), as amended by a First Supplemental Indenture, dated as of June 6, 2005, among Magnum Hunter, the Subsidiary Guarantors party thereto, and the Trustee, a Second Supplemental Indenture, dated as of June 7, 2005, among Magnum Hunter, Cimarex, the Subsidiary Guarantors party thereto and the Trustee, and a Third Supplemental Indenture, dated as of June 13, 2005, among Cimarex, the Subsidiary Guarantors party thereto and the Trustee (the "Indenture"). $125 million of Securities are outstanding, with a maturity date of December 2023, but the Securities can be put by the holders on December 15, 2008, 2013, and 2018. Cimarex has the right to call the Securities at any time after December 22, 2008, at 100% of the principal amount, together with accrued but unpaid interest (including Liquidated Damages, if any), thereon, up to but not including the date of redemption. The interest rate on the Securities is a floating interest rate based on three-month LIBOR; the current interest rate is 3.41%. The Securities are unsecured. The Indenture imposes customary affirmative and negative covenants on Cimarex and sets forth customary events of default. Cimarex's obligations under the Indenture and the Securities are guaranteed by certain subsidiaries of Cimarex identified in the Indenture.

        The Securities also are governed by a Registration Rights Agreement, dated as of December 17, 2003 (the "Registration Rights Agreement"), among Magnum Hunter, the Guarantors listed on the signature pages thereof, and Deutsche Bank Securities Inc. and Bank of America Securities LLC, as representatives of the Initial Purchasers (as defined in the Registration Rights Agreement), as supplemented by a Joinder to Registration Rights Agreement dated as of June 13, 2005, among certain subsidiaries of Cimarex identified therein (the "Joinder"). Under the Joinder, the Cimarex subsidiaries parties thereto agreed to be bound as Guarantors under the Registration Rights Agreement. The Registration Rights Agreement provides the holders of the Securities with certain registration rights with respect to the shares of Cimarex common stock issuable upon conversion of the Securities. The Registration Rights Agreement also provides for the payment of liquidated damages to the holders of the Securities in certain circumstances if Cimarex or the Guarantors fail to perform certain obligations under the Registration Rights Agreement.

        In addition, Cimarex is also a party to the following additional agreements with respect to its securities:

          (1)   The Agreement and Plan of Merger, dated as of January 25, 2005, among Cimarex, Merger Sub and Magnum Hunter, as amended by Amendment No. 1 dated as of February 18, 2005 and Amendment No. 2 dated as of April 20, 2005 (the "First Merger Agreement"). The First Merger Agreement provided for the First Merger, in which Cimarex agreed to acquire Magnum Hunter through a merger of Merger Sub with and into Magnum Hunter, with Magnum Hunter surviving the merger and continuing as a wholly owned subsidiary of Cimarex. The First Merger Agreement provided that at the effective time of the First Merger, each issued and outstanding share of Magnum Hunter common stock would be cancelled and converted into the right to receive 0.415 of a share of Cimarex common stock, and all of the issued and outstanding shares of Magnum Hunter Series A preferred stock would be canceled and converted into the right to receive, in the aggregate, 20 shares of Cimarex common stock. The First Merger was consummated on June 7, 2005, and Cimarex will issue approximately 39.5 million common shares to former Magnum Hunter stockholders as a result of the First Merger.

          (2)   The Voting Agreement, dated as of January 25, 2005, among Cimarex, Gary C. Evans and Jacquelyn Evelyn Enterprises, Inc. Under the voting agreement, the stockholder parties agreed, among other things, to vote all of their shares of Magnum Hunter common stock in favor of the First Merger Agreement, against any action or agreement that they would reasonably expect to result in a material breach of any covenant, representation, warranty or other obligation of Magnum Hunter under the First Merger Agreement and against any other takeover proposal.

          (3)   The Agreement and Plan of Merger, dated as of June 7, 2005, between Cimarex and Magnum Hunter (the "Second Merger Agreement"). The Second Merger Agreement provided for the Second Merger, in which Magnum Hunter was merged with and into Cimarex, with Cimarex as the surviving entity. The Second Merger was consummated on June 13, 2005, and each outstanding share of common stock of Magnum Hunter was cancelled, because Cimarex owned 100% of the outstanding shares of Magnum Hunter common stock immediately before the Second Merger.

          (4)   The Indenture, dated March 15, 2002, between Magnum Hunter, the subsidiary guarantors named therein and Bankers Trust Company, as amended by a First Supplemental Indenture, dated as of June 13, 2005, among Cimarex, the Subsidiary Guarantors party thereto and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (the "Senior Notes Indenture"). Magnum Hunter issued $300 million of 9.6% Senior Notes due 2012 of which $195 million are currently outstanding (the "Senior Notes") under the Senior Notes Indenture, which were assumed by Cimarex as a result of the Second Merger. The Senior Notes mature on March 15, 2012. Cimarex has the right to call the Senior Notes at any time on or after March 15, 2007, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on March 15 of the years set forth below, plus, in each case, accrued interest, if any, thereon to the date of redemption:

Year	Percentage
2007	104.800%
2008	103.200%
2009	101.600%
2010 and thereafter	100.000%

        The interest rate on the Senior Notes is fixed at 9.60%, with interest payable semi-annually on March 15 and September 15 of each year. The Senior Notes are unsecured. The Senior Notes Indenture imposes customary affirmative and negative covenants on Cimarex and sets forth customary events of default. Cimarex's obligations under the Senior Notes Indenture are guaranteed by certain subsidiaries of Cimarex identified in the Senior Notes Indenture.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)   Purposes. The information set forth in the Offer to Purchase under the caption "The Offer—Purpose of the Offer" is incorporated herein by reference.

        (b)   Use of Securities Acquired. The information set forth in the Offer to Purchase under the captions "The Offer—Terms of the Offer" and "The Offer—Certain Significant Considerations" is incorporated herein by reference.

        (c)   Plans. None.

Item 7. Source and Amount of Funds and Other Consideration.

        (a)   Source of Funds. The information set forth in the Offer to Purchase under the captions "The Offer—Fees and Expenses" and "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (b)   Conditions. None.

        (d)   Borrowed Funds. Cimarex may obtain some or all of the funds required to purchase the Securities and pay the fees and expenses related to the Offer from amounts available under the Amended and Restated Credit Agreement dated as of June 13, 2005 (the "Credit Agreement"), by and among Cimarex, the Lenders listed on the signature pages thereto (the "Lenders"), JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association and Bank of America, N.A., as Co-Syndication Agents, Wells Fargo Bank, N.A., as Documentation Agent, and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner.

        The Credit Agreement provides for a senior secured revolving credit facility with an initial aggregate commitment from the Lenders of $500 million, an initial borrowing base of $825 million and a maximum credit amount of $1 billion. The borrowing base is subject to redetermination each April and October, beginning in October 2005. In addition to the scheduled redeterminations, each of the Lenders and Cimarex is permitted to request one additional redetermination of the borrowing base per calendar year. The Credit Agreement also provides for the issuance standby and commercial letters of credit in an aggregate amount not to exceed $50 million. The term of the Credit Agreement expires on July 1, 2010.

        At Cimarex's option, borrowings under the Credit Agreement may bear interest at either:

          (1)   a LIBOR rate plus 1.00 to 1.75 percent, based on borrowing base usage, or

          (2)   the higher of (i) a prime rate or (ii) the federal funds effective rate plus 0.50 percent, plus 0.00 to 0.50 percent based on borrowing base usage.

        Unused borrowings are subject to a commitment fee of 0.225 to 0.375 percent, also depending on borrowing base usage.

        The Credit Agreement is secured by mortgages on certain of Cimarex's oil and gas properties and the stock of its operating subsidiaries, and Cimarex's obligations thereunder are guaranteed by its material subsidiaries. The Credit Agreement also imposes customary financial and non-financial covenants on Cimarex. Outstanding borrowings under the Credit Agreement are subject to acceleration upon the occurrence of customary events of default. A default under the Credit Agreement would permit the Lenders to impose interest at the applicable default rate on outstanding borrowings, as well as to exercise their rights under the mortgages and guarantees.

        No plans or arrangements have been made to finance or repay the loans under the Credit Agreement.

Item 8. Interest in Securities of the Subject Company.

        (a)   Securities Ownership. Neither Cimarex nor any of the individuals identified under Item 3(b) above beneficially owns any of the Securities.

        Cimarex has one class of voting securities outstanding. On June 28, 2005, there were approximately 82,127,961 shares of common stock outstanding, with each share entitled to one vote. Cimarex does not hold any of its own securities directly, although certain of Cimarex's subsidiaries that were formerly subsidiaries of Magnum Hunter own shares of Cimarex common stock as a result of their ownership of Magnum Hunter common stock that was converted into Cimarex common stock in the First Merger. Shares of Cimarex common stock held by Cimarex subsidiaries cannot be voted and are not considered outstanding under the Delaware General Corporation Law. The following table shows, as of June 28, 2005, the approximate number of shares of common stock beneficially owned by Cimarex subsidiaries and the percentage of the outstanding common stock that number would represent if the shares were considered outstanding under Delaware law:

Name of Beneficial Owner	Beneficial Ownership Total	Percent of Class
Magnum Hunter Production, Inc.	242,700	<1.0%
Canvasback Energy, Inc.	1,904,762	2.3%
Hunter Resources, Inc.	22	<1.0%

        The address of each subsidiary listed above is c/o Cimarex Energy Co., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518.

        The following table shows, as of June 28, 2005, the number and percentage of shares of common stock beneficially owned by each of the individuals identified under Item 3(b) above.

Name of Beneficial Owner	Shares Owned(1)		Option Shares(2)	Beneficial Ownership Total		Percent of Class
F.H. Merelli	234,247		543,960	778,207		<1.0%
Jerry Box	8,424		—	8,424		<1.0%
Glenn A. Cox	6,994		6,667	13,661		<1.0%
Cortlandt S. Dietler	107,308		49,167	156,475		<1.0%
Hans Helmerich	99,955	(3)	6,667	106,622	(3)	<1.0%
David A. Hentschel	5,808		6,667	12,475		<1.0%
Paul D. Holleman	5,808		31,667	37,475		<1.0%
L.F. Rooney, III	23,345		6,667	30,012		<1.0%
Michael J. Sullivan	4,479		6,667	11,146		<1.0%
L. Paul Teague	46,149		13,334	59,483		<1.0%
Thomas E. Jorden	10,497		18,200	28,697		<1.0%
Paul Korus	7,866		49,400	57,266		<1.0%
Joseph R. Albi	7,197		36,700	43,897		<1.0%
Stephen P. Bell	—		36,400	36,400		<1.0%
Richard S. Dinkins	4,226		18,200	22,426		<1.0%
Gary R. Abbott	4,980		—	4,980		<1.0%
James H. Shonsey	7,000		4,800	11,800		<1.0%

(1)
Includes equivalent shares of common stock held by the trustee for the benefit of employee participants in the Cimarex Energy Co. 401(k) Plan. Participants in this plan instruct the trustee as to how the participant's equivalent shares should be voted.

(2)
Shares of common stock that could be purchased by the exercise of stock options within the 60-day period following June 28, 2005 under the Cimarex Energy Co. 2002 Stock Incentive Plan.

(3)
Includes 11,450 shares held by Mr. Helmerich's spouse and 7,865 shares held for various trusts for immediate family members of which Mr. Helmerich is trustee. Mr. Helmerich disclaims beneficial ownership of these shares.

        Stock Units.    Executive officers own restricted stock units that are not payable in shares of common stock until the eighth anniversary of the date of grant. The following table shows as of June 28, 2005, the number of stock units owned by each of the officers named under Item 3(b) above. The stock units do not have voting rights, but the holders of the units are entitled to receive cash payments equal to any cash dividends and other distributions paid in cash on our common stock.

Name of Unit Holder	Number of Units Owned
F. H. Merelli	211,200
Thomas E. Jorden	45,500
Paul Korus	45,500
Joseph R. Albi	45,500
Stephen P. Bell	45,500
Richard S. Dinkins	45,500
Gary R. Abbott	21,250
James H. Shonsey	15,000

        Messrs. Helmerich, Sullivan and Teague, directors of Cimarex, each hold 1,829 deferred compensation units that represent the right to receive one share of Cimarex common stock at the time provided in the director's deferred compensation election. The deferred compensation units do not have voting rights, but the holders of the units are entitled to receive cash payments equal to any cash dividends paid on Cimarex common stock.

        (b)   Securities Transactions. Neither Cimarex nor any of the individuals identified under Item 3(b) above have engaged in any transactions with respect to the Securities in the past 60 days, except for the Supplemental Indentures disclosed under Item 5(e) above.

        Cimarex and the individuals identified under Item 3(b) above have engaged in the following transactions in Cimarex securities in the past 60 days:

          (1)   On June 20, 2005, Joseph R. Albi exercised stock options for 2,000 shares of Cimarex common stock at an exercise price of $9.6875 per share. Also on June 20, 2005, Mr. Albi sold the 2,000 shares received upon exercise at a sale price of $40.25 per share.

          (2)   On June 7, 2005, Cimarex, Merger Sub and Magnum Hunter completed the First Merger. As a result of the First Merger, Cimarex expects to issue approximately 39.5 million shares of Cimarex common stock to former Magnum Hunter stockholders. In the First Merger, former holders of Magnum Hunter common stock are entitled to receive 0.415 of a share of Cimarex common stock for each share of Magnum Hunter common stock, and former holders of Magnum Hunter Series A preferred stock are entitled to receive, in the aggregate, 20 shares of Cimarex common stock for all of the issued and outstanding shares of Series A preferred stock.

          (3)   On June 7, 2005, Cimarex granted Jerry Box 1,743 shares of restricted stock, which vest in three annual installments, commencing on June 7, 2006. No consideration was paid by Mr. Box for these shares.

          (4)   On June 7, 2005, Cimarex granted Gary R. Abbott 4,250 restricted stock units, which may only be settled in shares of common stock on a one-for-one basis and which vest and become payable on June 7, 2008. No consideration was paid by Mr. Abbott for these shares.

          (5)   On June 6, 2005, Cimarex granted James H. Shonsey 7,000 shares of restricted stock, which vest in their entirety on June 6, 2010. On June 7, 2005, Cimarex granted Mr. Shonsey 3,000 restricted stock units, which may only be settled in shares of common stock on a one-for-one basis and which vest and become payable on June 7, 2008. No consideration was paid by Mr. Shonsey for these shares.

          (6)   On May 18, 2005, Cimarex granted each of Glenn A. Cox, Cortlandt S. Dietler, Hans Helmerich, David A. Hentschel, Paul D. Holleman, L.F. Rooney, III, Michael J. Sullivan and L. Paul Teague 1,979 shares of restricted stock, which vest in three annual installments, commencing on May 18, 2006. No consideration was paid by any of the grantees for these shares.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or Recommendations. None.

Item 10. Financial Statements.

        (a)   Financial Information. Such information is not material and is therefore not included in this Schedule TO because, among other reasons, the consideration offered consists solely of cash, the Offer is not subject to any financing condition, Cimarex is a public reporting company that files reports electronically under EDGAR and the Offer is for all of the outstanding Securities.

        (b)   Pro Forma Information. Not applicable.

Item 11. Additional Information.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings. None.

        (b)   Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal and the appendices thereto is incorporated herein by reference.

Item 12. Exhibits.

        The following are attached as exhibits to this Schedule TO:

Exhibit Number	Exhibit Description
(a)(1)	Offer to Purchase dated July 6, 2005.
(a)(2)	Letter of Transmittal.
(a)(3)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(6)	Press release issued by Cimarex on July 6, 2005.
(b)
Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(1)
Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter's Form 10-K for the year ended December 31, 2003).
(d)(2)	Form of Floating Rate Convertible Senior Notes due 2023 (included in Exhibit (d)(1)).
(d)(3)
First Supplemental Indenture, dated June 6, 2005 among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).
(d)(4)
Second Supplemental Indenture, dated June 7, 2005 among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).
(d)(5)
Third Supplemental Indenture, dated June 13, 2005 among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(d)(6)
Registration Rights Agreement dated as of December 17, 2003, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Securities Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (filed as Exhibit 4.10 to Cimarex's Registration Statement on Form S-3 dated May 25, 2005 (Registration No. 333-125235) and incorporated herein by reference).
(d)(7)
Joinder to Registration Rights Agreement dated as of June 13, 2005, among the Subsidiary Guarantors party thereto (incorporated by reference to Exhibit 4.3 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(8)
Agreement and Plan of Merger, dated as of January 25, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(9)
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(10)
Amendment No. 2 to Agreement and Plan of Merger, dated as of April 20, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(11)
Voting Agreement, dated as of January 25, 2005, among Cimarex Energy Co., Gary C. Evans and Jacquelyn Evelyn Enterprises, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on January 28, 2005, file no. 001-31446).
(d)(12)
Agreement and Plan of Merger, dated as of June 7, 2005, between Cimarex Energy Co. and Magnum Hunter Resources, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(13)
Indenture, dated March 15, 2002, between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Bankers Trust Company, as Trustee (incorporated by reference to Magnum Hunter Resources, Inc.'s Form 10-K for the year ended December 31, 2001).
(d)(14)	Form of 9.6% Senior Notes due 2012 (included in Exhibit (d)(13).
(d)(15)
First Supplemental Indenture dated as of June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors party thereto and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (incorporated by reference to Exhibit 4.2 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, compete and correct.

CIMAREX ENERGY CO.
By:	/s/ F.H. MERELLI
Name:	F.H. Merelli
Title:	Chairman, President and Chief Executive Officer

Date: July 6, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)	Offer to Purchase dated July 6, 2005.
(a)(2)	Letter of Transmittal.
(a)(3)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(6)	Press release issued by Cimarex on July 6, 2005.
(b)
Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(1)
Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter's Form 10-K for the year ended December 31, 2003).
(d)(2)	Form of Floating Rate Convertible Senior Notes due 2023 (included in Exhibit (d)(1)).
(d)(3)
First Supplemental Indenture, dated June 6, 2005 among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).
(d)(4)
Second Supplemental Indenture, dated June 7, 2005 among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).
(d)(5)
Third Supplemental Indenture, dated June 13, 2005 among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(6)
Registration Rights Agreement dated as of December 17, 2003, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Securities Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (filed as Exhibit 4.10 to Cimarex's Registration Statement on Form S-3 dated May 25, 2005 (Registration No. 333-125235) and incorporated herein by reference).
(d)(7)
Joinder to Registration Rights Agreement dated as of June 13, 2005, among the Subsidiary Guarantors party thereto (incorporated by reference to Exhibit 4.3 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(d)(8)
Agreement and Plan of Merger, dated as of January 25, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(9)
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(10)
Amendment No. 2 to Agreement and Plan of Merger, dated as of April 20, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(11)
Voting Agreement, dated as of January 25, 2005, among Cimarex Energy Co., Gary C. Evans and Jacquelyn Evelyn Enterprises, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on January 28, 2005, file no. 001-31446).
(d)(12)
Agreement and Plan of Merger, dated as of June 7, 2005, between Cimarex Energy Co. and Magnum Hunter Resources, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(13)
Indenture, dated March 15, 2002, between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Bankers Trust Company, as Trustee (incorporated by reference to Magnum Hunter Resources, Inc.'s Form 10-K for the year ended December 31, 2001).
(d)(14)	Form of 9.6% Senior Notes due 2012 (included in Exhibit (d)(13)).
(d)(15)
First Supplemental Indenture dated as of June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors party thereto and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (incorporated by reference to Exhibit 4.2 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(g)	None.
(h)	None.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds and Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX